SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4/Final Amendment)

NTS Realty Holdings Limited Partnership
(Name of the Issuer)

NTS Realty Holdings Limited Partnership
NTS Realty Capital, Inc.
NTS Merger Parent, LLC
J.D. Nichols
Brian F. Lavin
(Names of Persons Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

629422106
(CUSIP Number of Class of Securities)

Gregory A. Wells
Executive Vice President and CFO of
NTS Realty Capital, Inc., Managing General Partner of
NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Stephen H. Miller Fore, Miller & Schwartz 200 South Fifth Street, Suite 700 North Louisville, Kentucky 40202 (502) 589-5250	Cezar M. Froelich, Esq. Taft Stettinius & Hollister LLP 111 East Wacker Drive, Suite 2800 Chicago, Illinois 60601 (312) 836-4002	C. Craig Bradley, Jr. Joseph M. Ruschell Stites & Harbison, PLLC 400 West Market Street, Suite 1800 Louisville, Kentucky 40202 (502) 587-3400

This statement is filed in connection with (check the appropriate box):

a.  ☒   The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3 (c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

b.  ☐  The filing of a registration statement under the Securities Act of 1933.

c.  ☐ A tender offer.

d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation: $39,926,700*	Amount of Filing Fee: $5,142.56

*As of March 31, 2014, there were (i) 4,229,421 limited partnership units of NTS Realty Holdings Limited Partnership outstanding that were owned by unitholders other than the Nichols and Lavin Limited Partners (as defined herein) and (ii) deferred compensation represented by 86,979 phantom units held by non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership, which deferred compensation will be payable to the non-employee directors in the form of limited partnership units immediately prior to the closing of the merger.

Total consideration of $39,926,700 was determined based upon the sum of (i) the product of the per unit merger consideration of $7.50 plus a pro rata share of a settlement fund of $7,401,487 (representing settlement consideration of $1.75 per unit for each unit proposed to be converted into the right to receive merger consideration) and 4,229,421, the aggregate number of units proposed to be converted into the right to receive merger consideration and (ii) $804,555.75 expected to be paid in connection with the payment of deferred compensation to the non-employee directors of the managing general partner of NTS Realty Holdings Limited Partnership.

In accordance with Rule 0-11(b) promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013 and revised October 2013, the filing fee was determined by multiplying 0.0001288 by the total consideration.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$5,141.31
	Form or Registration No.:	Preliminary Information Statement on Schedule 14C
	Filing Party:	NTS Realty Holdings Limited Partnership
	Date Filed:	March 17, 2014

	Amount Previously Paid:	$1.25
	Form or Registration No.:	Amendment No. 1 to Preliminary Information Statement on Schedule 14C
	Filing Party:	NTS Realty Holdings Limited Partnership
	Date Filed:	April 21, 2014

INTRODUCTION

This Amendment No. 4 to Transaction Statement on Schedule 13E-3 (the “Final Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (“SEC”) on March 17, 2014, as amended by Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the SEC on April 21, 2014, as amended by Amendment No. 2 to Transaction Statement on Schedule 13E-3 filed with the SEC on April 29, 2014 and as amended by Amendment No. 3 to Transaction Statement on Schedule 13E-3 filed with the SEC on April 30, 2014.  This Final Amendment is being filed on June 11, 2014 by (i) NTS Realty Holdings Limited Partnership, a Delaware limited partnership (“NLP”), (ii) NTS Realty Capital, Inc., a Delaware corporation (“Realty Capital”) and the managing general partner of NLP, (iii) NTS Merger Parent, LLC, a Delaware limited liability company (“Parent”) and an affiliate of J.D. Nichols and Brian F. Lavin, (iv) Mr. J.D. Nichols, Chairman of Realty Capital, and (v) Mr. Brian F. Lavin, President and Chief Executive Officer of Realty Capital, in connection with that certain Agreement and Plan of Merger, dated February 25, 2014, among Parent, NTS Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), Realty Capital and NLP (the “Merger Agreement,” and the transactions set forth therein, the “Merger”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to this Transaction Statement on Schedule 13E-3.

ITEM 15.	ADDITIONAL INFORMATION.

Regulation M-A Item 1011

At 9:00 a.m. Eastern Time on June 10, 2014, NLP filed a Certificate of Merger with the Secretary of State of the State of Delaware and, as a result, the effective time of the Merger (the “Effective Time”) occurred.  At the Effective Time, Merger Sub merged with and into NLP, at which time the separate limited liability company existence of Merger Sub ceased, and NLP continued as the surviving entity in the Merger, and each NLP limited partnership unit (each a “Unit”) outstanding prior to the Effective Time excluding those Units owned by Brickwood, LLC, Kimberly Ann Nichols, Zelma Nichols, NTS Realty Partners, LLC, Ocean Ridge Investments Ltd., ORIG, LLC, The J.D. Nichols Irrevocable Trust for My Daughters, The J.D. Nichols Irrevocable Trust for My Grandchildren, and BKK Financial, Inc., each affiliates of Mr. J.D. Nichols, NLP’s Chairman, or Mr. Brian Lavin, NLP’s President and Chief Executive Officer, (collectively, such unitholders are the “Excluded Unitholders”) was cancelled and extinguished and automatically converted into the right to receive $8.68 per Unit in cash, without interest.  All Units held by the Excluded Unitholders remain outstanding after the Effective Time.  Merger Sub is no longer a Filing Person because it was merged with and into NLP.

Additionally, immediately prior to the Effective Time, each “phantom unit” held by the non-employee directors of the Board of Directors of Realty Capital pursuant to Realty Capital’s Directors Deferred Compensation Plan (the “Director Plan”) was treated as if issued to such non-employee director as a Unit and converted automatically into the right to receive $8.68 per Unit for purposes of calculating the amounts payable under the Director Plan.  In accordance with each non-employee director’s deferral election made under the Director Plan, each non-employee director will be entitled to receive such cash compensation on the date that is thirty (30) days after the date of the non-employee director’s separation of service from Realty Capital.

Wells Fargo Bank, National Association will act as paying agent under the Merger Agreement.  Wells Fargo will mail to NLP’s unitholders of record materials to advise NLP Unitholders of their rights as a result of the merger and to facilitate receipt of payment for their NLP Units.

As a result of the Merger, NLP Units were suspended from trading on the NYSE MKT prior to the opening of the market on June 11, 2014, and such Units will be delisted from the NYSE MKT and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, NLP intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister its Units under the Exchange Act.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2014
NTS REALTY HOLDINGS LIMITED
PARTNERSHIP

By: NTS Realty Capital, Inc.,
its managing general partner

By: /s/ Gregory A. Wells
Name: Gregory A. Wells
Title: Executive Vice President and Chief Financial
Officer

Date: June 11, 2014	NTS REALTY CAPITAL, INC. By: /s/ Gregory A. Wells Name: Gregory A. Wells Title: Executive Vice President and Chief Financial Officer
Date: June 11, 2014	NTS MERGER PARENT, LLC By: /s/ Brian F. Lavin Name: Brian F. Lavin Title: Manager
Date: June 11, 2014	J.D. NICHOLS /s/ J.D. Nichols J.D. Nichols
Date: June 11, 2014	BRIAN F. LAVIN /s/ Brian F. Lavin Brian F. Lavin